CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 22, 2005

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

WIDESPREAD DIAMOND POTENTIAL FOR

CREAM MINERALS SIERRA LEONE PROJECT

Cream Minerals Ltd. (CMA - TSX-V) (“Cream”) is pleased to report receipt of an updated Technical Report on its Alluvial Diamond Properties (EPL 1/94 and EPL 5/94) in Sierra Leone.  The report, compliant with National Instrument 43-101, is written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd., for Cream Minerals Ltd. in respect to its agreement with Casierra Development Fund and Casierra Diamond Corporation (“Casierra”) to acquire a 70% interest.

For millions of years, diamonds originating in the Kono Area of Sierra Leone and elsewhere have been swept down the major rivers, Sewa, Mano and Moa, to river bottoms, terraces and the sea.  Prior to Casierra acquiring the lease in 1994, there is no recorded evidence of exploration for offshore diamonds in this area.  It is postulated in Sierra Leone that tidal and wave actions as well as possible re-submerged paleochannels within the river deltas may have re-concentrated the diamonds.

Preliminary sampling in 1995 and 1996 by Casierra and Malaysia Mining Corporation recovered nineteen gem quality diamonds.  In June, 2005, a detailed magnetometer survey over this area has suggested a possible correlation of diamond concentration with magnetic sands.  The survey has shown the presence of a number of features including a 2,400 meter by 1,600 meter by 5 meter depth high priority target which has been identified for bulk sampling.  This equates to about 19 million cubic meters of magnetically active sediments in which the magnetic component, weathered magnetite, with a density approximating that of diamonds, becomes an important exploration target.

The attached magnetometer chart shows the previous test sample sites (coordinates omitted) where the diamonds (green hexagon) were found up to 4 km apart.  Up to 3 diamonds were found at some of the sites and only two of the sites within the proposed bulk test areas returned no diamonds (black hexagon).  It is now believed that the offshore licence (EPL 5/94) may offer the potential to conduct dredging of the continental shelf similar to that near the mouth of the Orange River off the west coast of Namibia and South Africa, where offshore mining commenced in 1960 and increased to 750,000 carats annually by 2000.  Mr. Ikona notes that in the 1995 program, the equipment used was unable to penetrate many of the higher priority targets  Note:  the above-mentioned chart titled ‘Casierra Offshore Magnetometer Survey Vertical Gradient Stacked Profiles’ has been posted to the Company’s website www.creamminerals.com under the News Releases section.

On the Hima licence (EPL 1/94) the 10.5 km section of the Sewa River represents one of the last major portions of the river on which relatively little mining has occurred.  In April to May, 2005, a 45-hole Banka drill (manually operated churn drill) project was completed in three areas of the licence.

The depth of the gravels encountered during the drilling program varied between 0.0 and 7.0 meters averaging some 3 meters.  This is substantially greater than the average depths of gravel estimated by Hall (1966), (P.K. Hall, ARSM, BSc, AMIMM), of 18 inches (less than 0.5 meters) indicating that Hall may have underestimated the volume of gravels on the licence.  Hall, based on his extensive study of the Sewa River placers and very minor sampling, presents an estimate for this section of the river contained within EPL 1/94.  He suggests 2,900,000 cubic yards at 0.4 carats/yard for the channel gravels and 1,500,000 cubic yards at 0.4 carats/yard for the flats and low terraces.  Note: These are historical reserve estimates only and do not conform to guidelines for resources and reserves according to NI43-101 nor should it be assumed that any such resources or reserves will be developed on the licence.

Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US $1,564,000.

On the Offshore licence (EPL 5/94), he recommends sampling of the target area employing a ship mounted Toyo gravel pump and a YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of Radio navigation, GPS and Navtex systems.  The estimated cost of this is US $2,998,000.

The budget for both programs was developed by Casierra and discussed with Charles Ikona, P. Eng., Pamicon Developments Ltd., the Company’s “Qualified Person” for the purpose of National Instrument 43-101.

A recent report from Reuters indicates that Sierra Leone “Rough” averaged US $280/carat for the first six months of 2005.

For more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the Corporate Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The above material may contain forward-looking information, as normally defined.

Casierra Offshore Magnetometer Survey

Vertical Gradient Stacked Profiles

N
Priority Bulk Sample Area
Shoreline (Approx)
Diamond/s Recovered
Airlift Dredge Sample Site
1 km